UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

                 Sirius International Insurance Group, Ltd.
(Name of Issuer)
                  Common Shares, par value $0.01 per share
(Titles of Class of Securities)
                              G8196D101
(CUSIP Number)
                          12/31/2018
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8196D101

1	NAME OF REPORTING PERSON China Minsheng Investment Group Corp., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 110,480,720
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 110,480,720
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,480,720
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 95.8%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G8196D101

1	NAME OF REPORTING PERSON CMIG International Holding Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 110,480,720
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 110,480,720
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,480,720
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 95.8%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G8196D101

1	NAME OF REPORTING PERSON CM Bermuda Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 110,480,720
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 110,480,720
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,480,720
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 95.8%
12	TYPE OF REPORTING PERSON CO

Item 1(a).	Name of Issuer:
Sirius International Insurance Group, Ltd.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
14 Wesley Street, Hamilton HM 11, Bermuda
Item 2(a).	Name of Persons Filing:
China Minsheng Investment Group Corp., Ltd.
CMIG International Holding Pte. Ltd.
CM Bermuda Limited.
Item 2(b).	Address of Principal Business Office or, if none, Residence:
The principal business address of China Minsheng Investment Group Corp., Ltd. is as follows:
23F, The Bund International Plaza, 100 South Zhongshan Rd, Shanghai, P.R. China, 200010
The principal business address of CMIG International Holding Pte. Ltd. is as follows:
8 Marina Boulevard #13-01, Marina Bay Financial Centre, Tower 1, Singapore 018981
The principal business address of CM Bermuda Limited is as follows:
Cannon’s Court, 22 Victoria Street, Hamilton, HM12, Bermuda
Item 2(c).	Citizenship:
China Minsheng Investment Group Corp., Ltd. is organized under the laws of China.
CMIG International Holding Pte. Ltd. is organized under the laws of Singapore.
CM Bermuda Limited is organized under the laws of Bermuda.
Item 2(d).	Titles of Classes of Securities:
Common Shares, par value $0.01 per share
Item 2(e).	CUSIP Number:
G8196D101
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership:
(a)	Amount beneficially owned:
See response to Item 9 on the cover page.
(b)	Percent of class:

See response to Item 11 on the cover page.  The percentage ownership reported herein is based on 115,299,341 Common Shares outstanding as of April 30, 2020, according to the Issuer’s quarterly report on Form 10-Q filed on May 13, 2020.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
See response to Item 5 on the cover page.
(ii)	Shared power to vote or to direct the vote:
See response to Item 6 on the cover page.
(iii)	Sole power to dispose or to direct the disposition of:
See response to Item 7 on the cover page.
(iv)	Shared power to dispose or to direct the disposition of:
See response to Item 8 on the cover page.
Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
China Minsheng Investment Group Corp., Ltd. is the controlling shareholder of CMIG International Holding Pte. Ltd. CM Bermuda Limited is a wholly-owned subsidiary of CMIG International Holding Pte. Ltd.
Item 8.	Identification and Classification of Members of the Group:
Not applicable.
Item 9.	Notice of Dissolution of Group:
Not applicable.
Item 10.	Certification:
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 27, 2020
CHINA MINSHENG INVESTMENT GROUP CORP., LTD.

By:	/s/ Lyu Benxian
	Name:	Lyu Benxian
	Title:	CEO

CMIG INTERNATIONAL HOLDING PTE. LTD.

By:	/s/ Tan Kim Han Raymond
	Name:	Tan Kim Han Raymond
	Title:	Director

CM BERMUDA LIMITED

By:	/s/ Tan Kim Han Raymond
	Name:	Tan Kim Han Raymond
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement